3/3/03

03002358

UNITED STATES
:S AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 3-3-03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49596

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UBS Fund Services (USA) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

242 Trumbull Street
(No. and Street)

Hartford (City) CT (State) 06103-1212 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James L. Lynch 860-616-9085
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street (Address) Boston (City) MA (State) 02116-5072 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED FEB 28 2003 165

FOR OFFICIAL USE ONLY

PROCESSED MAR 18 2003 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dean A. Lindquist, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UBS Fund Services (USA) LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Dean A. Lindquist
Signature

Chief Financial Officer
Title

Maria LeBlanc Purvis
Notary Public

MARIA LEBLANC PURVIS, Notary Public
Within and for the State of Connecticut
My Commission Expires September 30, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Financial Statements
and Other Supplemental Information

UBS Fund Services (USA) LLC
(f/k/a Allegis Capital LLC)

Year ended December 31, 2002

UBS Fund Services (USA) LLC

Audited Financial Statements
and Other Financial Information

Year ended December 31, 2002

Contents

Audited Financial Statements

Other Supplemental Information

ERNST & YOUNG

■ Ernst & Young LLP
Goodwin Square
225 Asylum Street
Hartford, Connecticut 06103

■ Phone: (860) 247-3100
www.ey.com

Report of Independent Auditors

The Members
UBS Fund Services (USA) LLC

We have audited the accompanying statements of financial condition of UBS Fund Services (USA) LLC (the "Company") (formerly known as Allegis Capital LLC) as of December 31, 2002, and the related statements of operations, changes in members' capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UBS Fund Services (USA) LLC at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 14, 2003

UBS Fund Services (USA) LLC

Statement of Financial Condition

December 31, 2002

Assets	
Cash	$ 254,846
Accounts receivable	15,000
Prepaid expenses	22,751
NASD deposits	2,950
Total assets	$ 295,547
Liabilities and members' capital	
Liabilities:	
Accounts payable	$ 22,642
Accrued expenses	14,870
Total liabilities	37,512
Commitments and contingencies	
Members' capital:	
Contributed capital	150,000
Retained earnings	108,035
Total members' capital	258,035
Total liabilities and members' capital	$ 295,547

See accompanying notes.

UBS Fund Services (USA) LLC

Statement of Operations

Year Ended December 31, 2002

Revenues:	
Service fee income	**$ 60,000**
Expenses:	
Registration fees	**23,670**
Outside services	**7,292**
General and administrative expenses	**4,108**
Total expenses	**35,070**
Net income	**$ 24,930**

See accompanying notes.

UBS Fund Services (USA) LLC

Statement of Changes in Members' Capital

Year Ended December 31, 2002

	Managing Member's Capital	**Minority Member's Capital**	**Retained Earnings**	**Total**
Balance at January 1, 2002	148,500	1,500	105,469	255,469
Distribution to members	-	-	**(22,364)**	**(22,364)**
Net income	-	-	**24,930**	**24,930**
Balance at December 31, 2002	**$ 148,500**	**$ 1,500**	**$ 108,035**	**$ 258,035**

See accompanying notes.

UBS Fund Services (USA) LLC

Statement of Cash Flows

Year Ended December 31, 2002

Cash flows from operating activities	
Net income	$ 24,930
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase (decrease) in cash arising from changes in operating assets and liabilities:	
Prepaid expenses	(385)
NASD deposits	1,422
Accounts payable	22,642
Accrued expenses	(4,630)
Net adjustments	19,049
Net cash provided by operating activities	43,979
Cash flows from financing activities	
Distribution to members	(22,364)
Net cash used in financing activities	(22,364)
Net increase in cash	21,615
Cash at beginning of year	233,231
Cash at end of year	$ 254,846

See accompanying notes.

UBS Fund Services (USA) LLC

Notes to Financial Statements

December 31, 2002

1. Organization

UBS Fund Services (USA) LLC, (the "Company") (f/k/a Allegis Capital LLC), a Delaware limited liability company, was organized on June 30, 1996. The Company commenced operations on October 1, 1996, and became a registered broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, and a member of the National Association of Securities Dealers, Inc. ("NASD") on December 20, 1996. UBS Realty Investors LLC, ("URI"), a Massachusetts limited liability company, is the sole managing member of the Company, holding a 99% member interest. URI was organized on April 24, 1996, and is a registered investment adviser under the Investment Advisers Act of 1940. ARI Acquisition Corporation ("ACQ"), a Massachusetts corporation organized on April 29, 1996, is the minority member of the Company, holding the remaining 1% member interest.

On December 17, 1999, UBS (USA), Inc. ("UBS"), a Delaware corporation wholly-owned by UBS AG (a banking corporation organized under the laws of Switzerland) purchased all of the outstanding common stock of ACQ, the minority interest in URI previously owned by URI Management, and the minority interest in UBS AgriVest LLC previously owned by UBS AgriVest LLC employees (collectively the "Purchase"). Prior to the Purchase, URI was known as Allegis Realty Investors LLC.

2. Summary of Significant Accounting Policies

Revenue Recognition

Service fee income is recognized as revenue when services are performed.

Income Taxes

No provision for income taxes has been made in the financial statements, since income, losses and tax credits are passed through to the individual members.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

Effective October 1, 1996, the Company entered into a Services Agreement ("Agreement") with URI to provide certain administrative, operating and other support services to URI, as needed for the distribution of private investment offerings to institutional investors, for a fixed fee. All service fees included in the accompanying financial statements were earned under this Agreement.

In addition, the registered representatives of the Company are duly registered investment adviser agents of URI. URI has agreed to absorb certain expenses of the Company since the primary business activities of such individuals relate to the investment advisory activities of URI. These expenses will not be allocated to the Company, and as such have not been included in the accompanying financial statements. These expenses include facilities and other occupancy and information technology expenses, salary and employee benefit expenses, and other general and administrative expenses.

4. Net Capital Requirements

The Company is a limited broker-dealer pursuant to SEC Rule 15c3-1(a)(2)(vi). This Rule requires the maintenance of minimum net capital of $5,000. The Company's aggregate indebtedness to net capital shall not exceed the ratio of 15 to 1. Net capital totaled $217,334 at December 31, 2002. This balance was $212,334 in excess of required net capital, respectively. There was no allowable indebtedness outstanding at December 31, 2002.

Other Supplemental Information

UBS Fund Services (USA) LLC

Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2002

Net capital	$ 258,035
Less: non-allowable assets	(40,701)
Less: haircuts	-
Net capital	217,334
Net capital requirement	5,000
Excess net capital	$ 212,334

The above computation does not differ from the computation of net capital and excess net capital under rule 15c3-1 as of December 31, 2002 as filed on Form X-17A-5 on January 22, 2003.

UBS Fund Services (USA) LLC

Schedule II—Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2002

The activities of the Company are limited to those prescribed in sub-paragraph (k) of the Securities Exchange Act of 1934 Rule 15c3-3, which provides exemption from such Rule.

UBS Fund Services (USA) LLC

Schedule III—Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2002

The activities of the Company are limited to those prescribed in sub-paragraph (k) of the Securities Exchange Act of 1934 Rule 15c3-3, which provides exemption from such Rule.

Ernst & Young LLP
Goodwin Square
225 Asylum Street
Hartford, Connecticut 06103

Phone: (860) 247-3100
www.ey.com

Report of Independent Auditors on Internal Accounting Control Required by SEC Rule 17a-5

Management of
UBS Fund Services (USA) LLC:

In planning and performing our audit of the financial statements of UBS Fund Services (USA) LLC (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (i) making quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13 and (iii) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 14, 2003